Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,					Three Months Ended November 30,
	2010	2009	2008	2007	2006	2010
Income before Provision for Income Taxes	$21,711	$15,184	$25,991	$24,837	$35,823	$7,463
Additions:
Fixed charges	3,108	2,447	4,038	6,026	5,307	2,035

Total Earnings	$24,819	$17,631	$30,029	$30,863	$41,130	$9,498

Fixed Charges
Interest expense	$2,434	$1,791	$3,081	$5,218	$4,641	$1,886
Preferred stock dividends	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Estimate of interest portion of rental expenses	674	656	957	808	666	149

Total Fixed Charges	$3,108	$2,447	$4,038	$6,026	$5,307	$2,035

Ratio of Earnings to Fixed Charges	8.0	7.2	7.4	5.1	7.8	4.7

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.0	7.2	7.4	5.1	7.8	4.7